UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Hellenic Telecommunications Organization S.A.

(Name of Issuer)

Common Registered Shares, nominal value EUR 2.39 per share

(Title of Class of Securities)

X3258B 102

(CUSIP Number)

Guido Kerkhoff

Senior Vice President

Chief Accounting Officer

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

+49-228-181-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. X3258B 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deutsche Telekom AG IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 98,026,324
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 98,026,324
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,026,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON CO

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Item 1. Security and Issuer.

This statement relates to the common registered shares, nominal value EUR 2.39 per share (the “Shares”), of Hellenic Telecommunications Organization S.A. (“OTE”), a Greek company whose principal offices are located at Maroussi of Attica, 99 Kifissias Av., Greece.

Item 2. Identity and Background.

This statement is being filed by Deutsche Telekom A.G. (“DTAG”), a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany, whose principal offices are located at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany. DTAG is principally engaged in the telecommunications business.

The name, business address, citizenship and present principal occupation of each executive officer and director of DTAG are set forth in Schedule A-1 hereto and are incorporated herein by reference. Each executive officer of and director of DTAG listed on Schedule A-1 hereto is a member of the Management Board or Supervisory Board of DTAG.

During the last five years, neither DTAG nor, to the knowledge of DTAG, any person listed on Schedule A-1 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

According to information supplied to DTAG by the Federal Republic of Germany as of December 31, 2007, the Federal Republic of Germany’s direct ownership interest in DTAG was 14.8%, and KfW, a development bank that is 80% owned by the Federal Republic of Germany and 20% owned by the German federal states, owned 16.9% of DTAG’s shares.

Item 3. Source and Amount of Funds or Other Consideration.

DTAG acquired the 98,026,324 Shares that are the subject of this Schedule 13D from Marfin Investment Group (“MIG”) on May 16, 2008 for EUR 26 per Share, plus interest in the amount of 6% per annum for the period of May 7, 2008, to May 14, 2008, for an aggregate amount equal to EUR 2,552,455,080. The source of the funds for such payment was existing bilateral lines of credit.

Item 4. Purpose of Transaction.

Acquisition from MIG

On May 16, 2008, DTAG acquired the 98,026,324 Shares that are the subject of this Schedule 13D from MIG pursuant to a letter agreement, dated March 15, 2008, as amended on April 30, 2008 (the “MIG Letter Agreement”). The transaction was consummated on May 16, 2008 by means of a block trade on the Athens Exchange according to relevant Greek law and regulation and exchange rules.

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Under the MIG Letter Agreement, DTAG agreed not to offer to acquire shares in OTE at a price higher than EUR 26 per share for six months from the date of the MIG Letter Agreement unless required by applicable law, with the exception of a stake in OTE of up to 3% where DT reserved the right to pay the Hellenic Republic a price DT deems appropriate.

The description of the MIG Letter Agreement included in this Schedule 13D is qualified in its entirety by reference to the MIG Letter Agreement, including the amendment, a copy of each of which is attached as an Exhibit hereto and incorporated herein by reference.

DTAG acquired the Shares from MIG as a first step in a series of related steps through which DTAG intends to acquire an aggregate of 25% plus one share of the outstanding capital of OTE and, through the arrangements contemplated in the Shareholders’ Agreement (as defined below), to be able to consolidate OTE pursuant to the provisions of IAS 27 upon completion of the related steps.

Agreements with the Government of Greece

DTAG is party to a Share Purchase Agreement with the Hellenic Republic (“HR”), dated May 14, 2008 (the “HR Purchase Agreement”), and a Shareholders’ Agreement with HR, dated May 14, 2008 (the “Shareholders’ Agreement”).

The HR Purchase Agreement

Pursuant to the HR Purchase Agreement, and subject to the terms and conditions thereof, HR has agreed to sell to DTAG, and DTAG has agreed to purchase from HR, 14,865,886 shares of OTE (the “Sale Shares”), representing approximately 3.03% of the existing capital and voting rights of OTE, for EUR 29 per share or a total consideration of EUR 431,110,694. The acquisition is conditioned on the ratification of the HR Purchase Agreement and the Shareholders’ Agreement by the Greek Parliament as well as applicable regulatory approvals, including clearance by the European Commission and any other relevant competition authorities (the “Governmental Approval Conditions”).

The acquisition is also conditioned on DTAG having previously acquired a total of 107,671,713 Shares (or an additional 9,645,389 Shares beyond those acquired from MIG as described above). Following ratification of the HR Purchase Agreement and the Shareholders’ Agreement by the Greek Parliament, DTAG intends to seek to acquire the 9,645,389 additional Shares of OTE, representing approximately 2% of the existing capital and voting rights of OTE, through market purchases, subject to the obligation in the MIG Letter Agreement under which DTAG has agreed not to offer to acquire shares in OTE at a price higher than EUR 26 per share.

If all the conditions to such sale are satisfied and the acquisition of the Sale Shares is completed, the date on which the Sale Shares are acquired by DTAG is referred to as the “Completion Date.”

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The Shareholders’ Agreement

The effectiveness of the Shareholders’ Agreement is expressly conditioned on the satisfaction of the Governmental Approval Conditions. The agreement would become effective on the date that the last of such conditions precedent shall have been satisfied and will remain in force for as long as HR holds at least 5% of the total voting rights in OTE. If DTAG holds less than 25% of the total voting rights in OTE, HR shall have the right in most circumstances to terminate the agreement by notice to DTAG.

Following the completion of the transactions described above, it is intended that each of DTAG and HR shall hold 122,537,599 OTE Shares, representing 25% plus one share of the existing OTE Shares, thus jointly controlling OTE.

The Shareholders’ Agreement contains several provisions of the type customary for an agreement among significant shareholders of a company that would become effective upon the effectiveness of the Shareholders’ Agreement. These include provisions relating to the corporate governance of OTE following such effectiveness – including the size and composition of the board of directors of OTE, the party or parties responsible for nominating the Chairman and/or the Managing Director of OTE (if, as or when the current Chairman and Managing Director ceases for any reason to hold one or both such titles), the powers of the persons holding the office of Chairman and Managing Director, the establishment, composition and powers of committees of the board of directors, the requirement of a supermajority vote of the board of directors for certain matters and the provision to HR of veto rights with respect to certain corporate actions and business matters. The Shareholders’ Agreement also contains provisions relating to the voting of shares by the parties that would become effective upon the effectiveness of the agreement. Certain of these provisions would vary depending upon the level of ownership by HR and DTAG from time to time. There is a provision in the Shareholders’ Agreement that, upon the effectiveness of the Shareholders’ Agreement, would restrict DTAG’s ability to transfer any of its Shares until December 31, 2011. Further, upon the effectiveness of the Shareholders’ Agreement, each of HR and DTAG has granted the other party a general right of first refusal in connection with the proposed transfer of any amount of such party’s remaining stake in OTE at a price equal to the price offered by a bona fide third party acquirer. In addition, upon the effectiveness of the Shareholders’ Agreement, HR shall have the right, upon a change of control of DTAG in which the person acquiring control of DTAG does not meet certain requirements (generally being an electronic communications operator of similar size and standing as DTAG in the European Union or the United States), to require DTAG to sell its OTE Shares at a price based on the then current average trading price of the Shares.

Until December 31, 2011, the DTAG group are not permitted to acquire voting rights in OTE through the purchase of OTE shares or otherwise without HR’s consent if the effect of such acquisition would result in DTAG’s total voting rights in OTE exceeding 25% plus one share of the total voting rights in OTE. These standstill arrangements cease if HR’s voting rights in OTE fall below 20%, provided that the aggregate holding of HR and DTAG in OTE does not exceed 60% until the end of the Standstill Period.

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The description contained in this Schedule 13D of the HR Purchase Agreement and the Shareholders’ Agreement is not intended to be complete but provides a summary of the material terms and conditions. If the Governmental Approval Conditions are satisfied, DTAG will amend this Schedule 13D to provide a fuller description of the material terms and conditions of these agreements and will file the agreements as exhibits to the Schedule 13D, as so amended.

Other than as described herein, DTAG has no current plans or proposals that relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, DTAG directly owns 98,026,324 Shares of OTE, which represents approximately 20.0% of the total outstanding Shares, based on information provided by HR. DTAG expressly disclaims beneficial ownership of any Shares of OTE held by HR (including, until the conditions for the sale may be satisfied, the Sale Shares), and the filing of this Schedule 13D and the disclosure herein of DTAG’s agreements with HR shall not be construed as an admission that DTAG is part of a “group” (as such term is used in Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder) or is the beneficial owner of any Shares of OTE beneficially owned by HR.

(c) Except for the transactions described herein, no transactions in Shares of OTE were effected during the past 60 days by DTAG or, to the best of its knowledge, any of the persons listed in Schedule A-1.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described above, DTAG is party to the MIG Purchase Agreement, the HR Purchase Agreement and the Shareholders’ Agreement.

In addition to the terms described above, under the HR Purchase Agreement, if the acquisition of the Sale Shares is completed, DTAG has granted HR two put options with respect to its holdings in OTE. The first put option, for the sale of up to 5% of the Shares of OTE at a price of EUR 27.50 per share, would be exercisable during the period commencing on the later of October 1, 2008 and the Completion Date and ending on the one year anniversary of the Completion Date. The second put option, for the sale of up to 10% of the Shares of OTE (plus any Shares not sold pursuant to the first put option), would be exercisable during the period following expiration of the first put option through December 31, 2011 at an exercise price based on the weighted market price of OTE Shares on the ATHEX at the time the option is exercised plus a premium of 20%, which premium will be reduced to 15% over time.

Except as set forth herein or in the agreements described herein, neither DTAG nor, to the best of its knowledge, any of the persons listed in Schedule A-1 hereto has any contract, arrangements, understanding or relationship with respect to any securities of OTE.

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Item 7. Material to be Filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2008

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Vice President Chief Accounting Officer

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Schedule A-1

Directors and Executive Officers of Deutsche Telekom AG

The following tables I and II set forth the names, business addresses and present principal occupation of each director and executive officer of DTAG. Unless otherwise noted, each of the persons listed below is principally employed by DTAG and is a citizen of the Federal Republic of Germany.

I. Board of Management

Name	Business Address	Present Principal Occupation
René Obermann	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chief Executive Officer, DTAG

Dr. Karl-Gerhard Eick	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chief Financial Officer, DTAG

Hamid Akhavan*	Landgrabenweg 151 Bonn, Germany 53227	Chief Executive Officer, TM Int

Thomas Sattelberger	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Executive Officer, DTAG

Timotheus Höttges	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Executive Officer, DTAG

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II. Supervisory Board

Name	Business Address	Present Principal Occupation
Hermann-Josef Becker	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the management of Deutsche Telekom Direct Sales and Consulting as well as Chairman of the Group Executive Staff Representation Committee and Executive Staff Representation Committee, Deutsche Telekom AG, Bonn

Monika Brandl	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Central Works Council at Group Headquarters/GHS, Deutsche Telekom AG, Bonn

Hans Martin Bury	Rathenauplatz 1 Frankfurt, Germany 60313	Member of the Management Board Lehman Brothers Bankhaus AG, Frankfurt

Josef Falbisoner	Schwanthalerstr. 64 München, Germany 80336	Chairman of the District of Bavaria, ver.di trade union, Munich

Dr. Hubertus von Grünberg	Vahrenwalder Str. 9 Hannover, Germany 30165	Serves on several supervisory boards, including as Chairman of the Supervisory Board of Continental Aktiengesellschaft, Hanover

Lawrence H. Guffey*	40 Berkeley Square London, Great Britain W1J 5AL	Senior Managing Director, The Blackstone Group International Ltd., London

Ulrich Hocker	Hamborner Str. 53 Düsseldorf, Germany 40472	Manager in Chief, Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW), Düsseldorf

Lothar Holzwarth	Nauheimer Str. 98 Stuttgart, Germany 70372	Chairman of the Group Works Council, T-Systems, Frankfurt

Sylvia Kühnast	Hamburger Allee 25 Hannover, Germany 30161	Expert consultant to the Central Works Council, T-Mobile Deutschland GmbH, Hanover

Prof. Dr. Ulrich Lehner	Henkelstraße 67 Düsseldorf, Germany 40589	Member of the Shareholders’ Committee, Henkel AG & Co. KGaA, Düsseldorf; Chairman of the Supervisory Board Deutsche Telekom AG, Bonn

Waltraud Litzenberger	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Deputy Chairwoman of the Group Works Council, Deutsche Telekom AG, Bonn

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Michael Löffler	Querstraße 1-3 Leipzig, Germany 04103	Member of the Works Council, Deutsche Telekom Netzproduktion GmbH, Bonn, Technical Infrastructure Branch Office, Central/Eastern District, Leipzig

Ingrid Matthäus-Maier	Palmengartenstr. 5-9 Frankfurt, Germany 60325	Member of the Board of Managing Directors, KfW-Bankengruppe, Frankfurt

Dr. Thomas Mirow	Wilhelmstr. 97 Berlin, Germany 10117	State Secretary, Federal Ministry of Finance, Berlin

Prof. Dr. Wolfgang Reitzle	Leopoldstrasse 252 München, Germany 80807	Chairman of the Executive Board, Linde AG, München

Prof. Dr. Wulf von Schimmelmann	Rue Edmond Picard 39, Brussels, Belgien 1050	Former Chairman of the Board of Management Postbank AG, Bonn

Lothar Schröder	Paula-Thiede-Ufer 10 Berlin, Germany 10179	Member of the ver.di National Executive Board, Berlin, Deputy Chairman of the Supervisory Board Deutsche Telekom AG, Bonn

Michael Sommer	Henriette-Herz-Platz 2 Berlin, Germany 10178	Chairman, German Confederation of Trade Unions (DGB), Berlin

Bernhard Walter	Jürgen-Ponto-Platz 1 Frankfurt, Germany 60329	Former Chairman of the Board of Management, Dresdner Bank AG, Frankfurt

Wilhelm Wegner	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Group Works Council and European Works Council, Deutsche Telekom AG, Bonn

*	Citizen of the United States.

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EXHIBIT INDEX

Exhibit 99.1	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated March 15, 2008

Exhibit 99.2	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated April 30, 2008, amending their Letter Agreement, dated March 15, 2008

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